Filed pursuant to Rule 433

Registration No. 333-180401

May 15, 2012

TALISMAN ENERGY INC.

Final Term Sheet

Issuer:	Talisman Energy Inc.

Trade Date:	May 15, 2012

Settlement Date:	May 18, 2012

Principal Amount:	$600 million

Coupon:	5.50%

Maturity Date:	May 15, 2042

Public Offering Price:	98.143%

Benchmark:	UST 3.125% due February 15, 2042

Benchmark Price:	103-28

Benchmark Yield:	2.929%

Spread:	UST + 270 bps

Yield to Maturity:	5.629%

Optional Redemption:	Make whole call UST + 40 bps at any time before November 15, 2041 Callable at 100% at any time on or after November 15, 2041

Interest Payment Dates:	November 15 and May 15, beginning November 15, 2012

CUSIP:	87425E AN3

ISIN:	US87425EAN31

Ratings:	Moody’s: Baa2 with a stable outlook S&P: BBB with a stable outlook DBRS: BBB(high) with a stable trend Fitch: BBB with a stable outlook

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Barclays Capital Inc.

BNP Paribas Securities Corp. HSBC Securities (USA) Inc.

Co-Managers:

Daiwa Capital Markets America Inc.
DnB NOR Markets, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
RBS Securities Inc.
SG Americas Securities, LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Mizuho Securities USA Inc.
Morgan Stanley & Co. LLC
Santander Investment Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407, calling Barclays Capital Inc. toll-free at 1-888-603-5847, calling BNP Paribas Securities Corp. toll free at 1-888-210-4358 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

CREDIT RATINGS

The notes have been assigned a rating of “Baa2” with a stable outlook by Moody’s Investors Service, Inc. (“Moody’s”), a rating of “BBB” by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”) with a stable outlook, a rating of “BBB(high)” with a stable trend by DBRS Limited (“DBRS”), and a rating of “BBB” with a stable outlook by Fitch Ratings (“Fitch”).  Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities and are indicators of the likelihood of payment and of the capacity of a company to meet its financial commitment on the rated obligation in accordance with the terms of the rated obligation.  The credit ratings assigned to the notes by the rating agencies are not recommendations to buy, sell or hold the notes and may be revised or withdrawn entirely at any time by a rating agency.  Credit ratings may not reflect the potential impact of all risks on the value of the notes.  In addition, real or anticipated changes in the rating assigned to the notes will generally affect the market value of the notes.  There can be no assurance that a rating will remain in effect for a given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated.  Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system.  The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid range ranking and the modifier 3 indicates that the issue ranks in the lower end of that generic rating category.  According to the Moody’s rating system, debt securities rated within the Baa category are subject to moderate credit risk.  They are considered medium grade and as such, may possess certain speculative characteristics.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated.  The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.  According to S&P’s rating system, debt securities rated BBB exhibit adequate protection parameters.  However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the obligations.

DBRS’ credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated.  Each rating category between AA and C is denoted by subcategories “high” and “low” to indicate the relative standing of a credit within a particular rating category.  The absence of either a “high” or “low” designation indicates that the rating is in the “middle” of the category.  According to DBRS’ rating system, long term debt securities rated BBB are of adequate credit quality.  Protection of interest and principal is considered acceptable, but entities so rated are fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

Fitch’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated.  The BBB rating category is the fourth highest of the 11 major ratings categories used by Fitch.  Fitch describes debt instruments rated BBB as having good credit quality.  According to Fitch’s rating system, BBB ratings indicate that there are currently expectations of low credit risk and that the capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity.  The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories.